================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 5 to
                                  Schedule TO
                     Tender Offer Statement under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                      and
                              Amendment No. 1 to
                                 Schedule 13D
                Pursuant to the Securities Exchange Act of 1934

                          Lifschultz Industries, Inc.
                           (Name of Subject Company)

                          Saltwater Acquisition Corp.
                              Danaher Corporation
                        (Name of Filing Person-Offeror)

                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                  531925 20 4
                     (CUSIP Number of Class of Securities)

                              Patrick W. Allender
                           Executive Vice President,
                     Chief Financial Officer and Secretary
                   2099 Pennsylvania Avenue, NW, 12th Floor
                          Washington, D.C. 20006-1813
                           Telephone: (202) 828-0850
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                             Mark A. Dewire, Esq.
                          Wilmer, Cutler & Pickering
                               2445 M Street, NW
                         Washington, D.C.  20037-1420
                           Telephone: (202) 663-6000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule l3d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

================================================================================

     This Amendment No. 5 (the "Amendment"), the final amendment, amends and supplements the Tender Offer Statement on Schedule TO filed by Danaher Corporation, a Delaware corporation ("Danaher"), and Saltwater Acquisition Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Danaher (the "Purchaser"), on May 22, 2001, as previously amended and supplemented (the "Schedule TO"), relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Lifschultz Industries, Inc., a Delaware corporation ("Lifschultz") at $22.80 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. This Amendment also constitutes Amendment No. 1 to the Schedule 13D filed on May 25, 2001 by Danaher Corporation and Saltwater Acquisition Corp.

Items 1 through 9 and 11.

     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

     The Offer expired at 12:00 midnight, New York City time, on Friday, June 22, 2001. Pursuant to the Offer, based upon a preliminary report from the Depositary, the Purchaser accepted for payment 1,026,216 Shares, representing approximately 90.94% of the outstanding Shares (including 6,935 Shares tendered pursuant to guaranteed delivery). On June 25, 2001, Danaher issued a press release announcing the closing of the tender offer and its intention to acquire the remaining Shares through a cash merger, expected to be completed shortly.

     The full text of Danaher's June 25, 2000 press release is attached as Exhibit (a)(13) hereto and incorporated herein by reference.

Item 12.  Exhibits.

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(13)    Text of Press Release issued by Danaher on June 25, 2001.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2001.

                                    SALTWATER ACQUISITION CORP.


                                    By  /s/ Christopher C. McMahon
                                       ------------------------------------
                                       Name: Christopher C. McMahon
                                       Title: Vice President and Secretary


                                    DANAHER CORPORATION


                                    By  /s/ Patrick W. Allender
                                       --------------------------------------
                                       Name: Patrick W. Allender
                                       Title: Executive Vice President,
                                       Chief Financial Officer and Secretary

                                 EXHIBIT INDEX

*(a)(1)  Offer to Purchase, dated May 22, 2001.
*(a)(2)  Form of Letter of Transmittal.
*(a)(3)  Form of Notice of Guaranteed Delivery.
*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(6) Text of press release issued by Danaher dated May 16, 2001 (filed with the Securities and Exchange Commission under cover of Schedule TO-C by Danaher on May 16, 2001 and incorporated herein by reference).
*(a)(7) Text of press release issued by Fluke Corporation dated May 16, 2001 (filed with the Securities and Exchange Commission under cover of Schedule TO-C by Danaher on May 16, 2001 and incorporated herein by reference).
*(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(9)  Form of summary advertisement dated May 22, 2001.
*(a)(10) Text of Press Release issued by Danaher on June 20, 2001.
*(a)(11) Text of Press Release issued by Danaher on June 21, 2001.
*(a)(12) Text of Press Release issued by Danaher on June 22, 2001.
 (a)(13) Text of Press Release issued by Danaher on June 25, 2001.
*(d)(1) Agreement and Plan of Merger, dated May 15, 2001, among Danaher, the Purchaser and Lifschultz.
*(d)(2) Confidentiality Agreement, dated February 24, 2001, between Danaher and Lifschultz.
*(d)(3) Stockholders' Agreement, dated May 15, 2001, among Danaher, David K. Lifschultz, Sidney B. Lifschultz, Lawrence Lifschultz, David A. Berman, the Sidney B. Lifschultz 1992 Family Trust, Michael Hirst and J. Randall Owen.
*(d)(4)  Consulting Agreement, dated May 15, 2001, between James C. Triplett and Fluke Electronics Corporation.
*(d)(5) Consulting Agreement, dated May 15, 2001, between David K. Lifschultz and Fluke Electronics Corporation.
*(d)(6) Employment Severance and Consulting Agreement, dated May 15, 2001, between J. Randall Owen and Fluke Electronics Corporation.
*(d)(7) Agreement, dated May 15, 2001, between Dennis Hunter and Fluke Electronics Corporation.
*(d)(8) Termination Agreement, dated May 15, 2001, between James C. Triplett and Lifschultz.
(g)      None.
(h)      Not applicable.
_________
*Previously filed